ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

15 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 9/25

ventracor

asx announcement

Ventracor Announces Additional Patents

Sydney, 15 September 2003: Ventracor (ASX:VCR) today announced it had strengthened its intellectual property position with the recent granting of important new patents in the United States and Australia.

The new US patent number 6,609,883 entitled 'Rotary Pump with Hydrodynamically Suspended Impeller' is a continuation of several previous granted US patents held by Ventracor.

The new US patent allows Ventracor to extend and broaden the boundaries of its patent protection and include features not previously claimed in earlier patents for its VentrAssist™ left ventricular assist system (LVAS).

The new US patent relates to a hydrodynamically suspended impeller within a pump housing and will substantially differentiate the VentrAssist ™ from the devices of potential competitors.

The granting of this new US patent reflects the US Patent Office view that the invention disclosed within the specification is both novel and inventive in respect of earlier inventions by Ventracor and potential competitors.

In Australia, Ventracor has also been granted Australian Patent No. 760610 entitled 'A Rotary Blood Pump and Control System' by IPAustralia. The patent describes improvements to the Ventrassist™ and claims a novel and inventive controller system specifically designed to work with VentrAssist™.

Ventracor's VentrAssist ™ LVAS is a third generation LVAS with a unique design which features only one moving part, a hydrodynamically suspended impeller.

The VentrAssist™ LVAS provides left ventricular support and is designed as a permanent alternative to a heart transplant. The Australian-designed titanium alloy pump is implanted below the diaphragm and connected to the circulatory system using standard fabric tubes known as vascular grafts.

The device itself weighs just 10oz (298 grams) and is 2.5 inches (60 mm) in diameter. This will allow it to be used in both children and adults following approval by the various regulatory bodies. An estimated 11 million people worldwide suffer from congestive heart failure with only an estimated 3,000 heart transplants performed worldwide each year.

For information about patents, visit *www.uspto.gov* and *www.ipaustralia.gov.au*

For further information, please contact:

Michael Spooner
Managing Director & CEO
Ventracor Limited
02 9406 3088

Julie Meldrum
Manager, Corporate Communications
Ventracor Limited
02 9406 3100 or 0419 228 128